SD 3/16/05

05039801

SECUR[ITIES AND EXCHANGE COMMISS]ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 5 2005 WASH, D.C. 202

SEC FILE NUMBER
8- 48198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATLANTIC-PACIFIC CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 GREENWICH AVENUE - 2ND FLOOR
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY BOSSONE 203-861-5480 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REYNOLDS & ROWELLA LLP
(Name – *if individual, state last, first, middle name*)

90 GROVE STREET (Address) RIDGEFIELD (City) CT (State) 06877 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KA 3/23

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ANTHONY BOSSONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATLANTIC-PACIFIC CAPITAL, INC. I, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anthony Bossone
Signature

CHIEF FINACIAL OFFICER
Title

Michelle Barr
Notary Public

MICHELLE BARR
Notary Public, State of New York
No. 01BA5042457
Qualified in Westchester County
Commission Expires July 25, 20 05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

Report of Independent Auditors

To the Stockholder
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

We have audited the accompanying consolidated statement of financial condition of Atlantic-Pacific Capital, Inc. as of December 31, 2004, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Atlantic-Pacific Capital Limited, a wholly owned subsidiary, which statements reflect total assets of $5,673,143 as of December 31, 2004, and total revenues of $7,126,028, for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Atlantic-Pacific Capital Limited, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic-Pacific Capital, Inc. as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Reynolds & Rowella, LLP

Ridgefield, Connecticut
January 28, 2005

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570
e-mail info@reynoldsrowella.com
website: www.reynoldsrowella.com

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Financial Condition
December 31, 2004

Assets	
Current assets	
Cash	$ 15,162,961
Placement fees receivable	22,941,383
Interest receivable	435,009
Due from Funds	42,606
Other current assets	14,251
Total current assets	38,596,210
Property and equipment (net of accumulated depreciation and amortization of $2,547,274)	1,458,018
Other assets	
Placement fees receivable	14,940,136
Security deposits	132,364
Investment in affiliates	19,430
Total other assets	15,091,930
Total assets	$ 55,146,158
Liabilities and stockholder's equity	
Current liabilities	
Accounts payable and accrued expenses	$ 2,098,618
Accrued year end bonuses	1,739,940
Accrued revenue participation	5,872,353
Current portion of note payable	74,400
Total current liabilities	9,785,311
Long term liabilities	
Long term portion of note payable	1,029,306
Accrued revenue participation	764,231
Total long term liabilities	1,793,537
Total liabilities	11,578,848
Stockholder's equity	43,567,310
Total liabilities and stockholder's equity	$ 55,146,158

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Operations
Year Ended December 31, 2004

Revenues		
Placement fees	$	38,802,308
Interest income		1,317,907
Gain on sale of aircraft		162,224
Gain on sale of private investment fund		4,622,239
Total revenues		44,904,678
Operating expenses		
Salaries and related benefits		18,177,519
Professional fees		1,459,721
Travel		1,137,697
General and administrative		1,471,853
Depreciation and amortization		848,385
Interest		33,059
Total operating expenses		23,128,234
Income from operations		21,776,444
Income taxes		1,553,940
Net income	$	20,222,504

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2004

	Common Stock*	Additional Paid-in-Capital	Retained Earnings	Other Comprehensive Income	Total Stockholder's Equity
Balance, December 31, 2003	$ 1	$ 178,610	$ 46,849,168	$ (78,328)	$ 46,949,451
Distributions to stockholder			(23,686,104)		(23,686,104)
Net income			20,222,504		20,222,504
Currency translation adjustment				81,459	81,459
Balance, December 31, 2004	$ 1	$ 178,610	$ 43,385,568	$ 3,131	$ 43,567,310

* Par value of common stock is $1.

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 20,222,504
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	848,385
Gain on sale of private investment fund	(4,622,239)
Gain on sale of aircraft	(162,224)
(Increase) decrease in operating assets	
Placement fees receivable	(5,755,613)
Interest receivable	14,713
Due from Funds	358,957
Other current assets	2,988
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	1,189,648
Accrued year end bonuses	216,040
Accrued revenue participation	(27,886)
Total adjustments	(7,937,231)
Net cash provided by operating activities	12,285,273
Cash flows from investing activities	
Capital expenditures	(15,906)
Investment in affiliates	(15,583)
Proceeds from sale of private investment fund	20,069,739
Proceeds from sale of aircraft	504,000
Net cash provided by investing activities	20,542,250
Cash flows from financing activities	
Repayment of note payable	(74,400)
Distributions to stockholder	(23,686,104)
Net cash used in financing activities	(23,760,504)
Effect of exchange rate	81,459
Net increase in cash	9,148,478
Cash - beginning of year	6,014,483
Cash - end of year	$ 15,162,961
Cash paid during the year for:	
Interest	$ 33,059
Income taxes	$ 431,380

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Atlantic-Pacific Capital, Inc. (the "Company") was incorporated in the State of Delaware on February 9, 1995. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

The Company raises capital from institutional investors and high net worth individuals for interests in private equity limited partnerships and hedge funds (collectively, the "Funds") that are not publicly traded. The Company earns a fee based on a percentage of capital purchased or committed to be purchased in such Funds. The Company's agreements with its clients typically include a fee retainer and schedule of fee payments to be made over an extended period of time after acceptance by a Fund of capital or capital commitments.

The Company has one active subsidiary, Atlantic-Pacific Capital Limited ("APC Ltd."). APC Ltd. which operates in London, England, markets the services of the Company in Europe. All significant intercompany balances and transactions have been eliminated.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements of Atlantic-Pacific Capital, Inc. and its subsidiary have been prepared in accordance with accounting principles generally accepted in the United States of America.

Foreign Currency Translation
The Company's functional currency is the U.S. dollar. APC Ltd.'s functional currency is the British Pound, its local currency. All asset and liability accounts are translated at year-end exchange rates and income and expenses are translated using weighted average exchange rates. Resulting translation adjustments are reported as a separate component of other comprehensive income on the consolidated statement of changes in stockholder's equity.

Revenue and Expense Recognition
Placement fees are recognized as earned upon acceptance by a Fund of capital or capital commitments. The Company receives non-refundable retainers upon execution of agreements with Funds to provide capital fund-raising services, which are recorded as revenues when earned upon receipt, and are included in placement fees on the consolidated statement of operations. All other income and expenses are recognized when earned and incurred, respectively.

Cash and Cash Equivalents
The Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents. There were no cash equivalents at year-end.

Revenue Participation
Pursuant to agreements with certain employees, under specific circumstances, the Company is obligated to compensate such individuals at agreed upon percentages of placement fees received ("revenue participation"). The Company recognizes revenue participation expense ratably from the time the Company records revenue until the related placement fees are received by the Company.

Revenue participation expense is included in salaries and related benefits on the consolidated statement of operations.

Due from Funds
The Company is reimbursed by the Funds for all reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund-raising services provided.

Investment in Private Investment Fund
In exchange for publicly-traded debt securities, the Company acquired an interest in a private Limited Liability Company (the "LLC"). The Company realized a gain of $4,622,239 upon dissolution of the LLC in December 2004.

Property and Equipment
Property and equipment are recorded at cost. Depreciation and amortization is provided using accelerated methods in accordance with generally accepted accounting principles over the estimated useful lives of the assets. Property and equipment consist of the following:

Asset	Life	Carrying Value
Computer equipment and software	3 - 5 years	$ 916,892
Furniture and fixtures	5 - 7 years	677,082
Aircraft	5 - 7 years	1,505,811
Leasehold improvements	The lesser of the life of lease or the leasehold improvements	905,507
		4,005,292
Less accumulated depreciation and amortization		(2,547,274)
		$ 1,458,018

On December 1, 2004, the Company sold two fractional interests in airplanes for $504,000 resulting in a realized gain of $162,224.

Income Taxes
The stand-alone United States entity, Atlantic-Pacific Capital, Inc. ("APC, Inc.") has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, APC, Inc. does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on APC, Inc.'s taxable income. Based upon various apportionment factors and state income tax laws, APC, Inc. may be liable for income taxes in certain states in which APC, Inc. does business.

APC Ltd. is liable for corporation taxes in the United Kingdom based upon its taxable income.

Use of Estimates in Financial Statements
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported

amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Note Payable

At December 31, 2004, the following note payable was outstanding:

Loan payable to Citicorp USA, Inc., due October 1, 2007, payable in monthly installments of $6,200 together with interest based on one-month LIBOR plus 1.5% throughout the term. At December 31, 2004 one-month LIBOR was 2.41%.	$	1,103,706
Total note payable		1,103,706
Less: current portion		74,400
Total long-term portion	$	1,029,306

At December 31, 2004, the note payable matures as follows:

Year Ending December 31,		
2005	$	74,400
2006		74,400
2007		954,906
2008		-
Thereafter		-
	$	1,103,706

4. Income Taxes

Income taxes consist of the following at December 31, 2004:

APC Inc. state income tax provision	$	204,720
APC Ltd. corporation income tax provision		1,349,220
Total income tax expense	$	1,553,940

5. Operating Leases

The Company leases office space in various cities throughout the United States, Europe and Asia under noncancelable operating leases expiring at various dates through March, 2012.

The following is a schedule of future minimum lease payments required under these noncancellable operating leases:

Year Ending December 31,		
2005	$	388,375
2006		310,996
2007		275,964
2008		268,704
2009		281,300
Thereafter to 2012		642,371
	$	2,167,710

Rent expense for the year ended December 31, 2004 totaled $596,537. It is reflected on the consolidated statement of operations as a component of general and administrative expenses.

6. **Profit Sharing Plan**

The Company sponsors a profit sharing plan covering substantially all of its employees. Contributions at the discretion of the board of directors are determined as a percentage of each covered employee's compensation and totaled $86,247 for the year ended December 31, 2004.

7. **Concentration of Credit Risk**

The Company maintains cash and savings accounts at two financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At various times during the year, balances exceeded insured limits.

The Company derives its revenue from a small number of clients involving transactions with high dollar values. In addition, there is a concentration of receivables with these same clients.

8. **Customer Securities – Possession and Control Requirements**

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

9. **Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one.

At December 31, 2004, the Company had net capital of $7,657,132 which was $7,005,837 in excess of the minimum net capital requirement of $651,295. The Company's ratio of aggregate indebtedness to net capital was 1.28 to 1.

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2004

Stockholder's equity	$ 41,276,369
Less: nonallowable assets	
Placement fees receivable	31,392,055
Property and equipment	1,434,880
Interest receivable	435,008
Due from Funds	42,606
Investment in affiliates	137,058
Other assets	177,466
Total nonallowable assets	33,619,073
Less: haircuts	164
Net capital	7,657,132
Minimum net capital required ($5,000 or 6 2/3% of aggregate indebtedness)	651,295
Excess Net Capital	7,005,837
Aggregate indebtedness	9,769,431
Ratio: Aggregate indebtedness to net capital	1.28

Reconciliation of Net Capital and Unaudited Net Capital Pursuant to SEC Rule 17a-5(d)(4)
December 31, 2004

The net capital computation above differs from that filed by the Company on January 26, 2005 in its unaudited filing as follows:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 8,733,660
Less: Increase in non-allowable assets (placement fees receivable)	(621,532)
Less: Decrease in stockholder's equity (increase in accrued revenue participation)	(454,996)
Audited net capital	$ 7,657,132

Atlantic-Pacific Capital, Inc.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-1
December 31, 2004

The Company is exempt under Rule 15c-3 (k)(2)(i).

Atlantic-Pacific Capital, Inc.
Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
December 31, 2004
(in U.S. dollars)

	Audited Consolidated Statement of Financial Condition	Subsidiary Excluded, Reclassifications, and Eliminations	Atlantic - Pacific Capital, Inc Unconsolidated Statement of Financial Condition
Assets			
Current assets			
Cash	$ 15,162,961	$ (768,118)	$ 14,394,843
Placement fees receivable	22,941,383	(1,382,795)	21,558,588
Interest receivable	435,009	-	435,009
Due from Funds	42,606	-	42,606
Other current assets	14,251	31,668	45,919
Total current assets	38,596,210	(2,119,245)	36,476,965
Property and equipment (net of accumulated depreciation and amortization of $2,354,682)	1,458,018	(23,138)	1,434,880
Other assets			
Placement fees receivable	14,940,136	(2,075,603)	12,864,533
Security deposits	132,364	-	132,364
Investment in affiliates	19,430	117,628	137,058
Total other assets	15,091,930	(1,957,975)	13,133,955
Total assets	$ 55,146,158	$ (4,100,358)	$ 51,045,800
Liabilities and stockholder's equity			
Current liabilities			
Accounts payable and accrued expenses	$ 2,098,618	$ (1,428,965)	$ 669,653
Accrued year end bonuses	1,739,940	(411,940)	1,328,000
Accrued revenue participation	5,872,353	(874,594)	4,997,759
Current portion of note payable	74,400	-	74,400
Due to affiliate	-	1,111,440	1,111,440
Total current liabilities	9,785,311	(1,604,059)	8,181,252
Long term liabilities			
Long term portion of note payable	1,029,306	-	1,029,306
Accrued revenue participation	764,231	(205,358)	558,873
Total long term liabilities	1,793,537	(205,358)	1,588,179
Total liabilities	11,578,848	(1,809,417)	9,769,431
Stockholder's equity	43,567,310	(2,290,941)	41,276,369
Total liabilities and stockholder's equity	$ 55,146,158	$ (4,100,358)	$ 51,045,800

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

Report of Independent Auditors on Internal Control
Pursuant to SEC Rule 17a-5

To the Stockholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Atlantic-Pacific Capital, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570
e-mail info@reynoldsrowella.com
website: www.reynoldsrowella.com

accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Ridgefield, Connecticut
January 28, 2005